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Exhibit 99.1

For Immediate Release	10 January 2003

UB ANNOUNCES GOOD GROWTH IN SALES AND MARGINS FOR 2002
TRADING REVIEW FOR 2002

        United Biscuits ("UB"), the leading manufacturer and marketer of biscuits and snacks in the United Kingdom and Continental Western Europe, today announces that sales for 2002 amounted to £1.3 billion, an increase of 3.1% at constant exchange rates.

        "This was a strong performance in a changing marketplace," said Malcolm Ritchie, Chairman and Chief Executive. "It was driven primarily by growth in branded sales, which rose 3.8 per cent to £1.1 billion and now account for 86 per cent of total sales."

        On a two year view, the combination of sales growth with a cost reduction programme increased the Group's operating margin to over 14 per cent last year, compared to 11.6 per cent in 2000. The current management team has introduced £70 million of savings over the past two years.

        UB's key brands, which include in the UK, McVitie's, Hula Hoops, KP and McVitie's Jaffa Cakes, benefited from the growth in the biscuits and snacks sector. Latest market data shows that in 2002, the biscuits sector grew by c.4% in the UK, c.4% in France, c.8% in the Netherlands, c.9% in Spain, while the snacks market in the UK grew by c.3%.

        "Product innovation and marketing support for our key brands have driven this successful performance," Ritchie said. "Looking forward, we are well-placed to drive further growth in sales and profitability. We will continue to exploit the potential of our key brands in our chosen markets and maintain our cost reduction programme."

Press Enquiries:

CardewChancery

        David Waller/Tim Robertson

        Telephone: 020 7930 0777

Notes to Editors:

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  UB is the market leader in biscuit production in the UK, the Netherlands & Spain, and number two in France & Portugal. KP snacks is number two in the UK in terms of sales.

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  UB owns some of Europe's best known biscuit and snack brands including McVitie's, one of the best known brands in the United Kingdom, Penguin, go ahead!, McVitie's Jaffa Cakes, Hula Hoops, Mini Cheddars and McCoy's, and BN, Delacre, Verkade and Fontaneda in Continental Europe.

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  UB became a private company following its de-listing from the London Stock Exchange during 2000.

        The market data contained in this news release have been taken from industry and other sources available to United Biscuits and in some cases adjusted based on management's industry and other knowledge. All market share information in this news release is based on the retail value of the referenced entity's share of the total retail sales of the referenced market for the period. The Company has not independently verified any third-party market information. Similarly, while the Company believes its internal estimates are reliable, they have not been verified by any independent sources and UB cannot assure you as to their accuracy.

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  Exhibit 99.1
UB ANNOUNCES GOOD GROWTH IN SALES AND MARGINS FOR 2002 TRADING REVIEW FOR 2002
  Notes to Editors